

October 19, 2011

Via E-mail
Mr. William Collins
Chairman, President and Chief Executive Officer
Trellis Earth Products, Inc.
9125 S.W. Ridder Road, Suite D
Wilsonville, OR 97070

> **Re:** **Trellis Earth Products, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 23, 2011**
> **File No. 333-176970**

Dear Mr. Collins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note the updating requirements of Rule 8-08 of Regulation S-X.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

3. We note that you have provided numerous factual statements, but you do not always indicate whether the source of this information is management's belief, industry data, general articles, or any other source. If this information is based upon management's belief, please indicate that this is the case, and provide an explanation for the basis of your belief. If this information is based upon other sources, please provide us with copies of these sources. Please also disclose in your filing the date of these sources and whether the information represents the most recently available data and, therefore, remains

reliable. Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933, as amended. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.

4. We note that you have yet to file some of the exhibits, including the legal opinion. Please file these exhibits as soon as possible so that we will have sufficient time to review them. We may have comments on these materials.

Calculation of Registration Fee

5. In a footnote to the table, please indicate that the Proposed Maximum Aggregate Offering Price includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

Summary Financial Data, page 4

6. Please add pro forma columns to the statement of operations data presented for the year ended December 31, 2010 and six months ended June 30, 2011 that give effect to the conversion of preferred stock into common stock and the $654,775 in offering proceeds that will be used to repay debt as discussed on page 12. In doing so, please ensure that you include footnotes to the table showing the amount of each pro forma adjustment and how you computed it, including any pro forma adjustments to the numerator and/or denominator used in computing basic and diluted loss per share. The only IPO shares that should be shown as outstanding in the pro forma column for the denominator used in computing basic and diluted loss per share should be those necessary to repay the debt discussed on page 12. The denominator used in computing pro forma basic and diluted loss per share should also give effect to the impact of the August 3, 2011 conversion of your preferred stock into common stock.

7. Please revise to also include a pro forma column in the balance sheet data section on page four. Please discuss in footnotes to the balance sheet data section the amounts of the pro forma adjustments to each balance sheet line item and show how they were computed. Please do the same for each additional adjustment necessary to arrive at the pro forma as adjusted amounts. Similarly revise your disclosures in the capitalization table on page 13.

Use of Proceeds, page 12

8. In footnote four, please disclose the interest rate and maturity date of the inventory financing note due Zhejiang Wafa Ecosystem Science & Technology Co. Ltd. Refer to Instruction 4 to Item 504 of Regulation S-K.

9. We note your reference on page 13 to "all the other uses for the proceeds" and "the remaining net proceeds." As it appears you have allocated 100% of the expected net proceeds, please clarify what you mean by "other uses" and "remaining net proceeds."

Capitalization, page 13

10. Please revise both the pro forma and pro forma as adjusted columns to give effect to the $654,775 in offering proceeds that will be used to repay debt as discussed on page 12. Similarly revise the summary financial data section on page 4.

11. It appears that the amounts presented in your table on page 13 for additional paid in capital and common stock issued and outstanding as of June 30, 2011 are not consistent with the amounts presented on page F-19. Please revise your filing as necessary to present the correct amounts.

Dilution, page 14

12. Please disclose your treatment of the preferred stock on a historical and pro forma basis in computing the amounts shown in the dilution table. Supplementally explain to us your rationale.

Management's Discussion and Analysis . . . , page 15

Results of Operations, page 16

Six Months Ended June 30, 2011 . . . , page 16

Cost of Revenues, page 17

13. We note your statement that the increase in your cost of revenues for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 was due to the increase in revenues and price increases in 2011 from your contract manufacturer in China. Please disclose the extent to which each of these factors affected your cost of revenues. Refer to Item 303(a)(3) of Regulation S-K. This comment also applies to "Sales" and "Cost of Revenues" on page 18 for the year ended December 31, 2010 compared to the year ended December 31, 2009.

Year Ended December 31, 2010 . . . , page 18

14. In this subheading, you describe these numbers as "unaudited." Please tell us why this is appropriate given that you have included audited financial statements for the years ended December 31, 2009 and 2010.

Liquidity and Capital Resources, page 19

15. Please revise to quantify the amount of any cash or cash equivalents held in financial institutions located outside of the United States as of December 31, 2010 and June 30, 2011. If applicable, please also revise to disclose the nature and extent of any restrictions on your ability to transfer these funds to the United States.

Business, page 22

Use of Bioplastics, page 24

16. We note your statement, "Bioplastics are commonly compounds or blends of plastics that incorporate renewable biomass sources, such as soybeans (hulls or oil), cornstarch, pea or potato starch . . . polylactic acid." Please disclose whether you use certain of these or other materials to create your bioplastics.

Customers, Marketing and Distribution, page 26

Bunzl Distribution and other Customers, page 27

17. We note your disclosure that you do not have a long-term written contract with Bunzl. Please disclose whether you have an oral contract with Bunzl. If you have an oral contract, please tell us what consideration you gave to filing a written summary of the oral contract as an exhibit to the registration statement. Refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations. This comment also applies to your relationship as the exclusive importer of Zwest's production into the United States.

Current Production, page 27

18. On page 28, you state that you "will have the option" of having your products produced at five other factories in Asia. Please clarify whether you are guaranteed this option or whether there are simply five other factories in Asia that currently provide the same services as Zwest.

Competitive Advantages, page 29

19. We note your disclosures that you believe you can produce your products at a cost savings compared to conventional plastics. We further note your hypothetical calculations of the costs of production on page 29. Please revise your disclosures to provide the basis for these statements and calculations.

Manufacturing Strategy, page 30

20. You state that you plan to lease additional space in Oregon and in Illinois. Please disclose whether you have identified these facilities and whether you have entered into any discussions or agreements for leasing these facilities. Please also disclose the extent of any discussions you have entered into and the material terms of any agreements you have entered into.

Management, page 33

Officers and Directors, page 33

21. You state, "John P. Metcalf has served as a director and as our Chairman of the Audit Committee, the Compensation Committee, and the Nominating Committee since August 2011." However, on page 34, you state, "Prior to completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating committee . . . ." Additionally, on page 35, you state that your board of directors acts as your audit committee. Please revise your disclosures to clarify whether these committees currently exist, as evidenced by your statement regarding John P. Metcalf, or whether you have yet to form these committees, as evidenced by your statements on pages 34 and 35.

Executive Compensation, page 36

Summary Compensation Table, page 36

22. Please provide the information required by Item 402 of Regulation S-K for your principal financial officer. Refer to Item 402(a)(3)(ii) of Regulation S-K.

23. You state that Mr. Collins agreed not to disclose any of your proprietary information. Please clarify whether this agreement extends only to the term of the employment agreement and for the two-year period thereafter or whether it extends indefinitely.

Director Compensation, page 37

24. We note your statement that "[t]he chairman of your audit committee, compensation committee, and nominating committee receives additional compensation of $20,000 annually, 10,000 options vesting upon agreement to serve, and 250 shares of common

stock granted quarterly." Please clarify whether this additional compensation is granted for each chairman position or whether this is the total additional compensation that will be granted to the director who holds all three chairman positions.

Underwriting, page 43

25. You reference Aegis Capital Corp. as the representative of the underwriters, and you refer to underwriters throughout the registration statement. However, the only underwriter you identify is Aegis Capital Corp. Please clarify whether you have more than one underwriter, and revise your disclosures accordingly.

Audited Financial Statements

Notes to Financial Statements, page F-7

Note B – Summary of Significant Accounting Policies, page F-7

26. Please disclose the types of costs included in selling, general and administrative expenses. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:

    - here and in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

    - in MD&A that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross profit, including them instead in a line item such as selling, general and administrative expenses.

27. Please revise your accounting policy footnotes to indicate if you include an allocation of your depreciation to cost of revenues. If you do not include depreciation in your cost of revenues, please revise your description of cost of revenues on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows: "Cost of revenues (exclusive of depreciation shown separately below)." Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation in cost of revenues. See SAB Topic 11:B.

Note F – Property, Plant and Equipment, Net, page F-11

28. Please revise to disclose why assets of $70,000 as of December 31, 2010 and $56,250 as of December 31, 2009 have not been placed in service. Please also disclose when you expect these assets to be placed in service.

Note H – Notes Payable, page F-11

29. Please tell us what consideration you gave to filing the promissory notes issued to Zwest as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Note L – Stockholders' Equity, page F-17

30. Please tell us which of the exhibits you have filed describe the terms of your convertible preferred shares. In particular, please tell us the exhibit (or exhibits) that specify the circumstances under which the preferred shares are convertible into common shares, the $1.00 conversion price, and the rights of preferred shareholders to receive dividends at a rate of $0.06 per share if declared by the Board of Directors.

Note M – Subsequent Events, page F-18

31. We note that subsequent to December 31, 2010, you issued 537,786 common shares for gross proceeds of $1,075,572. Please tell us the extent to which these shares were sold to unrelated third parties as compared to related parties including but not limited to employees, officers, directors, and affiliates.

Unaudited Interim Financial Statements, page F-19

General

32. Please address the above comments in your interim financial statements as well.

Item 15. Recent Sales of Unregistered Securities, page II-2

33. Please ensure that you discuss, in this section, all transactions required to be reported under Item 701 of Regulation S-K. In this regard, we note that it appears some of the transactions described on page F-31 are not described in this section.

Item 16. Exhibits, page II-3

34. You identify Exhibit 10.14 as "Bunzl form of purchase order." However, the document filed as Exhibit 10.14 appears to be a promissory note between the company and Yueh-Hsia Hsiang aka Amanda. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Marcelle S. Balcombe, Esq.
        Sichenzia Ross Friedman Ference Anslow LLP